Chief Financial Officer

November 3, 2010

Re:	Repsol YPF, S.A. Form 20-F for the year ended December 31, 2009 File No. 001-10220

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010

Dear Mr. Schwall:

Thank you for your letter dated September 29, 2010 setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or “Commission”) on the annual report on Form 20-F for the year ended December 31, 2009 (the “2009 Form 20-F”) of Repsol YPF, S.A. (“Repsol YPF”, also referred to in this letter as the “Company” and “we”).

We appreciate your understanding in affording us the time necessary to prepare our responses, which we set forth in Annex A hereto.  To facilitate the Staff’s review, we have reproduced the captions and comments from the Staff’s September 29, 2010 comment letter in bold, italicized text.  We expect to provide the Staff with our responses to the Staff’s comments included in such letter but not addressed herein in the week of November 8, 2010.

In providing these responses, and in response to the Staff’s request, we hereby acknowledge that:

•	Repsol YPF is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Paseo de la Castellana, 278-280 28046 Madrid Spain Tel. +34 917 531 494 Fax. + 34 902 555 076 framirez@repsol.com

•	Repsol YPF may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your cooperation in these matters, and we are available to discuss any of our responses with you at your convenience.  In that connection, please do not hesitate to contact the undersigned in Madrid at 011-34-91-753-1494 or fax: 011-34-91-348-7199; or Fernando Ros or Jorge Izquierdo at 011-34-91-514-5000 of Deloitte, our external auditors, or our counsel, Michael J. Willisch of Davis Polk & Wardwell LLP, at 011-34-91-768-9610 or fax: 011-34-91-768-9710.

Very truly yours,

/s/ Fernando Ramírez Mazarredo
Fernando Ramírez Mazarredo Chief Financial Officer

ANNEX A

Form 20-F for Fiscal Year Ended December 31, 2009

General

3.           In light of recent events in the Gulf of Mexico, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability in the event that your employees or business partners are involved in an event that leads to property damage, personal injury, death or the discharge of hazardous materials into the environment. For example, and without limitation, please address the following:

•
Disclose your insurance coverage with respect to any liability related to any such event. Such disclosure should address the types of claims covered, and the applicable policy limits and deductibles. For example, and without limitation, such disclosure should address your insurance coverage with respect to any liability related to any resulting negative environmental effects.

•	Disclose your related indemnification obligations and those of your customers, if applicable.

•	Disclose whether your existing insurance would cover any claims made against you by or on behalf of individuals who are not your employees in the event of personal injury or death.

•	Provide further detail on the risks for which you are insured for your offshore operations.

Such disclosure should be set forth in the “Information on Repsol YPF,” “Operating and Financial Review and Prospects” and “Risk Factors” sections of your annual report, as applicable. Please provide a sample of your proposed disclosure for our review. In responding to this comment, please consider all your products and services, not just those involved in offshore operations.

We confirm to the Staff that in future filings we will include the disclosure to the effect of the below, revised and updated as necessary, in the “Information on Repsol YPF” and “Risk Factors” sections of our annual report, as applicable.  We may, however, adjust the disclosure proposed below to conform to industry practice (as reflected by the disclosure of other companies in the industry in their annual reports), keeping in mind our obligations to disclose all material information with respect to such matters.

Insurance

Operational risks are inherent in the oil and gas industry, as well as the potential to incur substantial financial liabilities if those risks are not effectively managed.  The ability to insure such risks is limited by the capacity of the applicable insurance markets, which may not be sufficient to cover the likely cost of a major adverse operating event such as a deepwater well blowout.  We may also be subject to potential liabilities for which we are not insured (as our policies are subject to a number of exclusions) or in excess of our insurance coverage.  Therefore our primary focus is on prevention, including through our rigorous operations and management systems, and we also enter into insurance arrangements to insure our operations against certain risks and potential liabilities, including those arising from our upstream activities.

Worldwide operations other than YPF

We insure our operations (other than those in our YPF business area) against risks inherent in our industry practices, including certain risks arising in connection with unexpected and accidental events.  Some of the principal risks insured by us (subject to policy exclusions) include:

•
Physical loss or damage to owned property and equipment employed in our upstream or downstream activities and loss of production and profits (for our upstream and downstream activities, respectively), up to the declared values, with a maximum combined limit of U.S.$1 billion per occurrence, subject to a deductible of U.S.$15 million (100%) per occurrence in respect of physical loss or damage and 60 days per occurrence, with a minimum of U.S.$20 million, in respect of loss of production or profits.

Our insurance policy covering Atlantic named windstorms (ANWS) is limited to U.S.$75 million per occurrence and in the aggregate (loss of production resulting from ANWS is not covered by our insurance policy).

•
Operator’s extra expenses for upstream activities, whether onshore or offshore, extending, among others, to expenses incurred in bringing a well under control or “control-of-well incidents” (defined as an unintended flow of drilling fluid, oil, gas or water from a well that cannot be contained by equipment on site, by increasing the weight of drilling fluid or by diverting the fluids safely into production), well fire extinguishments, expenses incurred in redrilling a well that has been lost or damaged or making safe a well in response to blow outs in adjacent wells, evacuation expenses, stand-by charges and legal liability for seepage, pollution and contamination resulting from wells that are out of control, including liabilities for personal injury and damage to properties of third parties for which Repsol YPF is legally liable. Other environmental liabilities different from accidental seepage, pollution and contamination are expressly excluded.

Coverage for operator’s extra expenses is limited to a minimum of U.S.$450 million per occurrence and a maximum of U.S.$570 million per occurrence, in each case depending on the type of incident, and a deductible of U.S.$15 million (100%) per occurrence. In addition, operator’s extra expenses arising from ANWS are subject to the limit of U.S.$75 million per occurrence and in the aggregate mentioned above.

Coverage for physical loss or material damage to owned property and equipment and loss of production and profits and coverage for the operator’s extra expenses referred to above are further subject to an aggregate limit of U.S.$1,000 million per occurrence.

•
Our insurance policy also covers onshore and offshore physical or material damages caused to third parties (including personal injury or death) by Repsol YPF’s acts or omissions in the exercise of our business activities, subject to a maximum of €600 million (100%) per incident, with a deductible of €4 million (100%) per incident.  The coverage includes liability for unexpected and accidental seepage, pollution and contamination (other than in respect of wells covered by the operator’s extra expenses coverage described above) subject to a maximum of €600 million (100%) per incident and in the aggregate.  Other environmental liabilities which differ from accidental seepage, pollution and contamination are expressly excluded by our insurance policies.

YPF’s operations

YPF’s operations are insured under policies similar to those applicable to the rest of the Repsol YPF Group, except with different coverage limits, deductibles and policy exceptions applicable from time to time. In particular, limits and deductibles differ as follows:

•
Physical loss or damage to owned property and equipment and loss of production and profits (as applicable) are subject to a maximum limit equivalent to the higher of the declared values or U.S.$1 billion (100%) per occurrence (with the exception of incidents in the Neptune field, which are covered up to their declared values with deductibles ranging from U.S.$0.75 million to U.S.$1.25 million for physical loss or damage and 60 days per occurrence for loss of production), with a deductible ranging from U.S.$1.00 million to U.S.$6.75 million per occurrence in respect of physical loss or damage and 60 days per occurrence, with a minimum of U.S.$20 million, in respect of loss of production and 60 days per occurrence in respect of loss of profits (with no minimum).

Coverage for ANWS is limited to U.S.$40 million per occurrence and in the aggregate, with a deductible of U.S.$10 million for physical loss or damage and 90 days for loss of production.

•
Coverage for operator’s extra expenses is subject to a minimum of U.S.$75 million (100%) per occurrence for onshore losses and U.S.$250 million (100%) per occurrence for offshore losses, in each case subject to a deductible of U.S.$15 million.  With respect to the Neptune field, coverage for operator’s extra expenses is subject to a limit of U.S.$250 million (100%) per incident, with a U.S.$1 million deductible (100%) (and U.S.$10 million for ANWS).

Coverage for physical loss or material damage to owned property and equipment and loss of production and profits and coverage for the operator’s extra expenses referred to above (other than for ANWS, in respect of which coverage is limited to U.S.$40 million per occurrence and in the aggregate, as indicated above) are further subject to an aggregate limit of U.S.$1,000 million per occurrence.

•
Third party liability coverage, which covers onshore and offshore damages caused to third parties (including personal injury or death) is subject to a maximum of U.S.$400 million (100%) per incident, with deductibles ranging between U.S.$100,000 and U.S.$1 million, depending on the type of incident. Certain types of incidents such as seepage, pollution and contamination directly arising from the drilling of wells are expressly excluded from the coverage.  Gulf of Mexico operations are insured under a separate insurance policy, with a limit of U.S.$125 million (100%) per incident.

•	Argentine regulations require YPF to purchase from specialized insurance companies (Aseguradoras de Riesgos de Trabajo – ART) insurance covering the risk of personal injury and loss of life of YPF’s employees.  YPF’s insurance policies cover medical expenses, lost wages and loss of life, in the amounts set forth in the applicable regulations.  These regulatory requirements also apply to all YPF’s contractors.

Other arrangements

Due to the nature of its activities, Repsol YPF enters into various agreements with contractors, depending on the activity to be performed (drilling, seismic campaign etc.).  These agreements typically include indemnification provisions by our contractor to us for damages arising from a contractor’s own personnel and for injuries to or destruction of properties of third parties arising from a contractor’s performance of its obligations. Damages to a contractor’s equipment are also typically assumed by the contractors, with the exception of damages to drilling tools which are sometimes assumed by us.  We typically assume responsibility for indemnifying third parties against damages caused by our personnel. In addition, we generally hold contractors harmless for damages caused by them to our properties except in the event of gross negligence or willful misconduct of the contractor.  We and our contractors typically hold each other harmless for indirect damages, such as loss of revenues, loss of use and loss of production.

Drilling contracts entered into by us generally provide that contractors are responsible for pollution and contamination liability including clean up costs and third party damages caused above the surface (above the blow-out preventer), as well as for pollution arising from a contractor’s own equipment or by the spill of substances under a contractor’s control.  However, we remain liable for cleaning up and containing pollution or contamination originated below the surface. In addition, we are also responsible for costs and expenses incurred in control-of-well incidents (including those resulting from blow outs).

The policies described above are a summary of our past practice and should not be considered as indicative of future practices.  The Group’s insurance policies may be changed at any time depending on market conditions and other specific circumstances. In addition, we cannot guarantee that we will not suffer any uninsured loss under present or future insurance policies.

The scope, extension and coverage of the insurance policies and indemnification obligations discussed above are subject to change and such policies are also subject to exceptions, cancellation or non-renewal in certain circumstances. In addition, indemnification provisions of certain of our services may be subject to differing interpretations, and enforcement of these provisions may be limited by public policy and other considerations.

[Proposed risk factor disclosure]

We may not have sufficient insurance to cover all the operating hazards that we are subject to

As discussed under “—Repsol YPF’s natural gas operations are subject to particular operational and market risks,” “—The oil and gas industry is subject to particular operational risks and Repsol YPF depends on the cost-effective acquisition or discovery of, and, thereafter, development of new oil and gas reserves,” and “—Repsol YPF is subject to extensive environmental regulations and risks” our exploration and production operations are subject to extensive economic, operational, regulatory and legal risks.  We maintain insurance covering us against certain risks inherent in the oil and gas industry in line with industry practice, including loss of or damage to property and equipment, control-of-well incidents, loss of production or income incidents, removal of debris, sudden and accidental seepage pollution, contamination and clean up and third-party liability claims, including personal injury and loss of life, among other business risks.  However, our insurance coverage is subject to deductibles and limits that in certain cases may be materially exceeded by our liabilities.  In addition, certain of our insurance policies contain exclusions that could leave us with limited coverage in certain events (see “Item 4. Information on Repsol YPF—Insurance”).  In addition, we may not be able to maintain adequate insurance at rates or on terms that we consider reasonable or acceptable or be able to obtain insurance against certain risks that materialize in the future.  If we experience an incident against which we are not insured, or the costs of which materially exceed our coverage, it could have a material adverse effect on our business, financial condition and results of operations.

5.           We note your disclosure that one of the main strategic priorities of your Upstream and LNG divisions is leveraging successful exploration activity in attractive upstream areas worldwide such as Brazil and the Gulf of Mexico. We further note your statement that, as of the date of this annual report, the drilling of the Buckskin exploratory well had been temporarily suspended at the U.S. Minerals Management Service’s request. Please disclose what effect, if any, the moratorium on Gulf of Mexico activities is expected have on your strategic plans, business and results of operations.

Repsol YPF supplementally advises the Staff that the impact of the moratorium on deepwater oil drilling in the Gulf of Mexico on our strategic plans, business and results of operations has been minimal.  The moratorium —which was lifted in October 2010— caused a delay in the drilling of an appraisal well in Buckskin which was originally expected to take place in the first months of 2010, and is currently expected to take place in 2011, but it has not had any impact on our strategy in this important area.  In addition, since production of oil in Buckskin is expected to start in 2017 per our April 2010 strategic plan, the moratorium has not had any effect on our production schedule or our production forecast in the medium term.  Finally, the moratorium has had no impact in respect of existing production levels in the Neptune field and has had a minor impact in respect of existing production levels in the Shenzi field.

2.2  Oil and Gas Reserves, page 14

6.           We note your summary table of oil and gas reserves on page 15 and your table of changes in proved reserves on page 16 do not separately present reserves associated with your equity method investments. Please tell us how you considered separately presenting such reserves in these tables to enhance investor understanding of your operations.

Repsol YPF supplementally advises the Staff that we have not included any reserves of our equity method investees in our reported proved reserves at December 31, 2009, 2008 or 2007.  We further confirm to the Staff that we will separately present in future filings any reserves associated with our equity method investments and included in our proved reserves.

Note (2) Regulatory Framework, page F-13

Minimum Safety Stock, page F-15

7.           You explain that Royal Decree 1766/2007 regulates the obligation to maintain a minimum stock in the oil and natural gas sectors, and that the Royal Decree “increases the number of minimum safety stock days from 90 to 92 compulsory days as of January 1, 2010.” Please modify your disclosure to clarify what the 90 to 92 days represent (i.e. production, sales, etc.), and, tell us where such assets are reported within your consolidated balance sheet. If such items are reported as inventory, please demonstrate to us using the guidance in IAS 2 why you believe such presentation is appropriate given that such assets appear to be required by law to be maintained.

We supplementally advise the Staff that in Spain, certain oil operators, including Repsol YPF (the “Designated Operators”), are required to comply with EU legislation on the maintenance of minimum safety stocks as implemented into Spanish law.  With respect to oil products, such minimum safety stocks must effectively be provided jointly by CORES (a public corporation), which shall hold stocks equivalent to at least 42 days (40 days prior to January 1, 2010) of each Designated Operator’s consumption or sales, as applicable (based on each such Designated Operator’s consumption or sales, as applicable, during the previous 12 months), and the Designated Operators, each of which must effectively hold stocks equivalent to the remaining required days, i.e., up to 92 days (90 days prior to January 1, 2010).  In our case, we shall effectively hold stocks equivalent to 50 days of our oil products sales (gasoline, middle distillates and fuel) to end users in Spain (based on our oil products sales to end users in Spain in the prior 12 months, as calculated at the beginning of each month), while CORES shall effectively hold stocks equivalent to the remaining 42 days (40 days prior to January 1, 2010).

The hydrocarbon amounts related to Repsol YPF’s minimum safety stock (in respect of 50 days, as described above) are reported as inventory on Repsol YPF’s consolidated balance sheet for the following reasons: (i) Spanish legislation does not require Repsol YPF to carry out any special arrangements or to adopt other measures which could have an impact in our operative or accounting practices for the fulfillment of our minimum safety stock requirements.  In particular, our production is undifferentiated, the minimum safety stock is not specifically identified and we do not maintain differentiated stocks; (ii) Section 50 of Law 34/1998 provides that all hydrocarbons held in inventory in Spain shall count towards the required minimum safety stocks; hence, our minimum safety stock requirements are fulfilled in the ordinary course of our business, limiting ourselves to notifying the relevant authorities of certain required information (such as purchases, sales and other acts of disposition that may affect our stock levels) at the regular intervals stipulated by the prevailing legislation; and (iii) if Repsol YPF’s minimum safety stock were required to be used, in the exceptional circumstances set forth in Section 49 of Law 34/1998, we would still be able to sell the amounts related to such minimum safety stocks, though in accordance with the supply priorities set forth by the Spanish authorities.  In addition, in such exceptional circumstances, the Spanish authorities could impose limitations on prices in respect of all of our hydrocarbons located in Spain (and not only in respect of amounts related to our minimum safety stocks).

Note (25) Tax Matters, page F-90

Income tax expense for accounting purposes, page F-92

9.           Within the tables beginning on page F-92, you disclose tax credits related to your Spanish companies totaling 618 million Euros, 996 million Euros, and 299 million Euros for the years ended December 31, 2009, 2008 and 2007 respectively. We also note your disclosure indicating the tax credits are primarily due to the mechanics to avoid double taxation and from investments made. Please tell us in more detail, with a view towards disclosure, to what the tax credits relate, the periods for which you expect to continue to record such credits, and how the amount of such credits are determined. Please also tell us what consideration you have given to including a discussion of such tax credits within the discussion of your results of operations in Section 3.2 of your Form 20-F.

We supplementally advise the Staff that our tax credits for 2009, 2008 and 2007 mainly relate to: (i) deductions to prevent double taxation of overseas dividends; (ii) deductions to prevent double taxation of domestic dividends; (iii) deductions of overseas withholding tax; (iv) tax credits related to certain investments; mainly investments related to research, development and innovation activities (R&D), investment in new assets and investments in environmental protection; and (v) tax credits for donations to charitable organizations (mainly foundations).  Deductions to prevent double taxation of both overseas and domestic dividends represented more than 90% of our tax credits for 2009, 2008 and 2007 and were mostly related to dividends paid by YPF.

We supplementally advise the Staff that companies in Spain are entitled to apply one of the following two double taxation relief methods: (a) the Exemption Method, pursuant to which —subject to certain requirements— certain income is not considered taxable income (and thus no tax credit is generated), and (b) the Credit Method, pursuant to which such certain income is considered taxable income but —subject to certain requirements— a tax credit is available to prevent double taxation.  Depending on tax efficiency considerations and whether the applicable requirements are met, Repsol YPF uses one method or the other in respect of such income.

Further information on how we determined our principal tax credits in Spain for 2009 is provided below:

•
Dividends.  Where dividends or other distributions are part of our corporate taxable base and the Credit Method is used, corporate tax paid by the company that paid such dividends or made such distributions in respect of the related distributed income may be deducted when calculating our taxable income.  This deduction is subject to certain limits: in respect of overseas dividends, the deduction may not exceed the Spanish corporate tax rate (30% in 2009 and 2010) of the related taxable income while the deduction in respect of domestic dividends is either 50% or 100% of the related taxable income depending on our stake in the company that paid dividends or made distributions.

•
Deduction for R&D activities.  In 2009, we received a deduction of 25% on costs incurred in connection with R&D activities, including in respect of the amortizations of assets assigned to R&D.  Additional deductions were available for costs associated with research personnel (17%) and investments in R&D assets (8%).

•	Deduction for investments in environmental protection. In 2009, we received a deduction of 4% on such investments.

•	Deduction for investments in new assets. In 2009, we received a deduction of 10% or 25% on certain investments in new assets, depending mainly on the region of Spain where such investments were made.

•	Tax credits for patronage. In 2009, we received a deduction of 35% on donations to charitable organizations (such as, for example, foundations or NGOs).

We further advise the Staff that we expect to continue receiving tax credits in respect of the above concepts in the future, although it is difficult to predict the amount of such future credits.  The amounts of our future tax credits will depend on various factors, including prevailing regulation on double taxation in Spain.

We respectfully advise the Staff that we believe that the way in which we organized the information in our 2009 20-F is adequate.  In particular, in the “Taxes” subsection of Section 3.2 we provided information on what we believe are the most relevant variables from a tax perspective (such as the effective tax rate for the fiscal year, the corporate income tax incurred by Repsol YPF and provision amounts), and we included detailed calculations of income tax expense for accounting purposes (including in respect of tax credits) under the caption “Tax Matters” in our Financial Statements.

Supplementary Information on Oil and Gas Exploration and Production Activities (Unaudited Information), page F-189

Estimated proved net developed and undeveloped oil and gas reserves, page F-192

10.           Please tell us why you have not separately disclosed the quantities of proved undeveloped oil and gas reserves, as required by ASC 932-235-50-4.

Repsol YPF supplementally advises the Staff that the quantities of proved undeveloped oil and gas reserves are disclosed on page 15 of the 2009 Form 20-F, and may be calculated from the information included on pages F-194 (for crude oil, condensate and natural gas liquids), F-195 (for natural gas) and F-196 (for crude oil, condensate, natural gas liquids and natural gas, on a barrel of oil equivalent basis) of the 2009 Form 20-F by subtracting the proved developed reserves shown in the tables at the bottom of such pages from the corresponding amounts of proved developed and undeveloped reserves shown in the tables at the top of such pages.  Repsol YPF notes the Staff’s comment and confirms that it will separately disclose quantities of proved developed and undeveloped oil and gas reserves in the Supplementary Information on Oil and Gas Exploration and Production Activities section of its future filings.

11.           Please also tell us why you have not separately disclosed the net oil and gas reserve quantities related to investments accounted for using the equity method, as required by ASC 932-235-50-8.

As discussed in our response to Comment 6, we have not included any reserves of our equity method investees in our reported proved reserves at December 31, 2009, 2008 or 2007.  We further confirm to the Staff that we will separately present in future filings any reserves associated with our equity method investments and included in our proved reserves.

Exhibit 99.1, 99.2 and 99.3

12.           The closing paragraph of each reserve statement states in part:

GCA reserves the right to approve, in advance, the use and context of the use of any results, statements or opinions expressed in this report. Such approval shall include, but not be confined to, statements or references in documents of a public or semi-public nature such as loan agreements, prospectuses, reserve statements, press releases etc. This report has been prepared for RY and should not be used for purposes other than those for which it is intended.

Please obtain and file revised reserve statements which retain no language that could suggest either a limited audience or a limit on potential investor reliance.

We acknowledge the Staff’s comment and have raised this matter with our third party engineer, Gaffney, Cline & Associates Inc. (“GCA”), who have agreed that, in connection with any report included in our future filings, they will remove the language that suggests a limited audience or a limit on potential investor reliance and will instead use the following or similar language in respect of the third party use of their report:

“This report has been prepared at the request of Repsol regarding assets held in xxxx and is for inclusion in Repsol’s respective filings with the U.S. Securities and Exchange Commission.”

Exhibit 99.5

15.           Obtain a revised report from the third party engineer that contains a statement as to whether the reviewed properties included all subject properties.

While the consistency of terminology used by the third party engineer to refer to the properties reviewed by it may be improved, we believe that the underlying meaning is clear that the reviewed properties and the subject properties are the same.  Repsol YPF acknowledges the Staff’s comment and confirms that it will ensure that clear, consistent terminology is used in any third party engineer report included with future filings.

Engineering Comments

Risk Factors, page 3

The oil and gas industry is subject to particular operational risks, and Repsol YPF depends on the cost-effective acquisition or discovery of, and, thereafter, development of new oil and gas reserves, page 6

18.         We note your statement, “The operations of Repsol YPF may be curtailed, delayed or cancelled as a result of weather conditions, mechanical difficulties, hydrocarbons spills or leaks, shortages or delays in the delivery of equipment and compliance with governmental requirements.” Please amend your document to discuss the consequences of loss of hydrocarbon containment during drilling, transportation and processing. Address offshore operations, such as in the Gulf of Mexico, separately.

We believe that the principal risks associated with our operations are adequately described in our 2009 Form 20-F.  Nevertheless, we note the Staff’s comment and will revise the risk factor in question as follows (the stricken language will be deleted from and the underlined language will be added to the risk factor):

“The oil and gas industry is subject to particular operational risks, and Repsol YPF depends on the cost-effective acquisition or discovery of, and, thereafter, development of new oil and gas reserves

Oil and gas exploration and production activities are subject to particular risks, some of which are beyond the control of Repsol YPF. These activities are subject to production, equipment and transportation risks, natural hazards and other uncertainties including those relating to the physical characteristics of an oil or natural gas field. The operations of Repsol YPF may be curtailed, delayed or cancelled as a result of weather conditions, mechanical difficulties, hydrocarbons spills or leaks, shortages or delays in the delivery of equipment and compliance with governmental requirements. Inherent in our operations are risks of technical integrity failure and loss of containment of hydrocarbons and other hazardous material at operating sites or pipelines. If these risks materialize, ~~Repsol YPF may suffer substantial losses and disruptions to its operations~~ they could result in injury or loss of life, environmental damage, loss of production or destruction of wells and regulatory action and, depending on their cause and severity, harm to ~~its~~ Repsol YPF’s reputation. In addition, some of our development projects are located in deepwater or other hostile environments, such as the Gulf of Mexico, Brazil or the Amazonian forest, or produced from challenging reservoirs, which can exacerbate such risks. In particular, offshore operations are subject to marine perils, including severe storms and other adverse weather conditions and vessel collisions. Moreover, all modes of transportation of hydrocarbons involve inherent risks. A loss of containment of hydrocarbons and other hazardous material could occur during transportation by road, rail, sea or pipeline. This is a significant risk due to the potential impact of a release on the environment and people and given the high volumes that may be transported at a time.

~~These~~ Our activities are also subject to certain obligations to make certain tax or royalty payments, which tend to be relatively higher than those payable in respect of other commercial activities.

In addition, Repsol YPF is dependent on the replacement of depleted oil and gas reserves with new proved reserves in a cost-effective manner that permits subsequent production to be economically viable. Repsol YPF’s ability to acquire or discover new reserves is subject to a number of risks. For example, drilling may involve unprofitable efforts, not only with respect to dry wells, but also with respect to wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs are taken into account. In addition, crude oil and natural gas production blocks are typically auctioned by governmental authorities and Repsol YPF faces intense competition in bidding for such production blocks, in particular those blocks with the most attractive crude oil and natural gas potential reserves. Such competition may result in Repsol YPF’s failing to obtain desirable production blocks or result in Repsol YPF acquiring such blocks at a higher price, which could mean that subsequent production would not be economically viable.

If any of the risks mentioned above materialize, or i~~I~~f Repsol YPF fails to acquire or discover, and, thereafter, develop new oil and gas reserves in a cost-effective manner, its business, results of operations and financial condition would be materially and adversely affected.”

Repsol YPF’s oil and natural gas reserves are estimates, page 7

19.         We note your statement, “Many of these factors, assumptions and variables involved in estimating proved reserves are beyond Repsol YPF’s control and may prove to be incorrect over time.”  Please amend your document to discuss those reserve estimation items over which you have control, e.g. initial hydrocarbons in place, recovery efficiencies, initial production rates.

We acknowledge the Staff’s comment and confirm to the Staff that in future filings we will revise the risk factor in question to read substantially as follows:

Repsol YPF’s oil and natural gas reserves are estimates

Our oil and gas proved reserves are estimated using geological and engineering data to determine with reasonable certainty whether the crude oil or natural gas in known reservoirs is recoverable under existing economic and operating conditions.

The accuracy of proved reserve estimates depends on a number of factors, assumptions and variables, some of which are beyond our control.  Factors susceptible to our control include drilling, testing and production after the date of the estimates, which may require substantial revisions to reserves estimates; the quality of available geological, technical and economic data used by us and our interpretation thereof; the production performance of our reservoirs and our recovery rates, both of which depend in significant part on available technologies as well as our ability to implement such technologies and the relevant know-how; the selection of third parties with which we enter into business; and the accuracy of our estimates of initial hydrocarbons in place, which may prove to be incorrect or require substantial revisions.  Factors mainly beyond our control include changes in prevailing oil and natural gas prices, which could have an effect on the quantities of our proved reserves (since the estimates of reserves are calculated under existing economic conditions when such estimates are made); changes in the prevailing tax rules, other government regulations and contractual conditions after the date estimates are made (which could make reserves no longer economically viable to exploit); and certain actions of third parties, including the operators of fields in which we have an interest.

As a result of the foregoing, measures of reserves are not precise and are subject to revision. Any downward revision in our estimated quantities of proved reserves could adversely impact our financial results, leading to increased depreciation, depletion and amortization charges and/or impairment charges, which would reduce earnings and shareholders’ equity.

Oil and Gas Reserves, page 14

20.         We note your statement, “In determining net reserves, we exclude from our reported reserves royalties due to others, whether payable in cash or in kind, where the royalty owner has a direct interest in the underlying production and is able to make lifting and sales arrangements independently.” Please tell us the countries in which royalty owners satisfy these conditions.

Repsol YPF supplementally advises the Staff that, as explained in our 2009 20-F, to the extent that royalty payments required to be made to a third party, whether payable in cash or in kind, are a financial obligation or are substantially equivalent to a production or severance tax, the related reserves are not excluded from our reported reserves despite the fact that such payments are referred to as “royalties” under local rules.  The countries in which royalty payments satisfy such conditions include Argentina, Peru, Venezuela (with respect to gas), Trinidad and Tobago, Brazil and Libya.  By contrast, we exclude from our reported reserves royalties due to others, where the royalty owner has a direct interest in the underlying production and is able to make lifting and sales arrangements independently.  The countries in which royalty owners satisfy such conditions include, among others, Algeria, Colombia, Ecuador, the United States and Venezuela (with respect to liquids).

Information on Repsol YPF, page 9

Changes in Repsol YPF’s proved undeveloped reserves during 2009, page 18

21.         We note your statement, “As at December 31, 2009, some of the proved undeveloped reserves have remained undeveloped for five years or longer, associated mainly with projects in Trinidad and Tobago that we expect will be executed as needed to meet the delivery commitments under existing gas contracts and to ongoing development projects in Africa and South America, which are associated with the installation of compression facilities and construction of gas pipelines, respectively.” Please tell us the figures for these PUD volumes that have remained undeveloped for more than five years and discuss those factors that prevent the development of these undeveloped volumes. Address the factors over which you have control and those over which you have no control. Please tell us if you have made a final investment decision for all these claimed PUD reserves. You may refer to our “Compliance and Disclosure Interpretations” at http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

We supplementally advise the Staff that the total amount of proved undeveloped reserves that have remained undeveloped for five years or longer as of December 31, 2009 is approximately 143.8 mmboe (consisting of 7.2 mmbbl of liquids and 766.9 bcf of gas).  We further advise the Staff that we believe that these reserves constitute “proved undeveloped reserves” in accordance with the guidance referred to by the Staff for the reasons indicated below:

•
Approximately 119.15 mmboe of our reported proved undeveloped reserves (consisting of 2.16 mmbbl of liquids and 656.93 bcf of gas) are associated with our operations in Trinidad and Tobago, where, according with our original development plan, projects in seven of the fields will be implemented in the coming years as needed to meet our delivery commitments under existing long-term gas contracts.  In all of the seven fields, reserves are being developed as part of an adopted development plan which calls for the drilling of wells over an extended period of time given the magnitude of the development activities.  Moreover, these projects are part of ongoing development activities in respect of which the relevant operator has a historical record of completing development of comparable long-term projects.  Final investment decisions in respect of these proved undeveloped reserves are adopted on an ongoing basis for the reserves that are expected to be developed in the near term.

•
Approximately 11.28 mmboe of our reported proved undeveloped reserves (consisting of 3.23 mmbbl and 45.22 bcf) are associated with the installation of certain compression facilities in the Tin Fouye Tabankort field in Algeria.  As of the date hereof, all investments and commissioning activities for this project have already been made and we expect the related proved undeveloped reserves to move into the proved developed categories by the end of 2010.  A final investment decision has already been made in respect of these reserves.

•
The remaining balance of 13.38 mmboe of our reported proved undeveloped reserves (consisting of 1.85 mmbbl and 64.75 bcf) correspond to fields or assets in respect of which development is in progress.  We expect to move most of these proved undeveloped reserves into the proved developed category before the end of 2011.  These proved undeveloped reserves are located primarily in the “Rest of South America” region and are related to different projects associated with the installation of compression facilities and the construction of a gas pipeline which is currently in its third and final stage.  None of these projects is material on an individual basis, based on the related reported proved undeveloped reserves amounts.

The development of the projects referred to above is subject to normal regulatory, operational and market risks that exist in respect of most, if not all, of our operations.  The risk factor included in our response to Comment 19, above, includes a description of certain factors (susceptible or beyond our control) that may affect the development amounts of our estimated reserves.

Internal Controls on Reserves and Reserves Audits, page 20

22.           We note your statement, “These [third party reserves] audits covered 866 mmboe, representing approximately 41.5% of Repsol YPF’s aggregate estimated proved reserves as of December 31, 2009 (2,084 mmboe).” Please amend your document to disclose the portion of your proved undeveloped reserves that were audited by your third party engineers and describe the qualifications of the person(s) overseeing the reserve audits.

Repsol YPF supplementally advises the Staff that the 2009 third party reserves audits performed as of September 30, 2009 covered approximately 714 mmboe of our proved reserves (and 259 mmboe of our proved undeveloped reserves), which represented approximately 33.8% of our aggregate estimated proved reserves (and 43.2% of our aggregate estimated proved undeveloped reserves) as of September 30, 2009.  In addition, the 2009 third party reserves audits performed as of December 31, 2009 covered approximately 170 mmboe of our proved reserves (and 80 mmboe of our proved undeveloped reserves), which represented approximately 8.2% of our aggregate estimated proved reserves (and 12.8% of our aggregate estimated proved undeveloped reserves) as of December 31, 2009.  We confirm to the Staff that we will include this information in our future filings.  Repsol YPF supplementally advises the Staff that the quantities and percentage referred to in the Staff’s comment were calculated in accordance with the criteria set forth in our response to Comment 23 below.

The qualifications of Repsol YPF’s Reserves Control Director and the Quality Reserve Director are set forth on pages 19 and 20 of the 2009 Form 20-F.  The qualifications of the person(s) overseeing the reserve audits performed by third party engineers are included in their respective reports included with the 2009 Form 20-F.  Repsol YPF notes the Staff’s comment and confirms that it will include in future filings in the discussion of reserves audits performed by third parties the qualifications of the person(s) overseeing such audits.

23.         Please expand your statement, “For the areas externally audited at September 30, 2009, the estimated proved reserves at year-end were internally adjusted as a result of movements during the fourth quarter of 2009.” to disclose your figures for the proved reserves at September 30, 2009 assigned to the properties audited by your third party engineer and reported in Exhibits 99.1, 99.2 and 99.3

We supplementally advise the Staff that for audits performed by third party engineers as of a date different than the fiscal year end, we adjust the audited reserves amounts for changes from the date the audit was performed through the fiscal year end in variables that affect the amount of reserves (such as production and prevailing economic conditions), in order to calculate the estimated reserves as of fiscal year end.  We further confirm to the Staff that, in order to clarify our disclosure in future filings, we will provide information on the percentage of our aggregate reserves audited based on our estimated reserves at the date the related audit was performed.

Operations, page 21

Peru, page 32

24.           We note your statement, “The important discovery made through the Kinteroni exploratory well in 2008 was one of the greatest discoveries in the world that year according to IHS.” With a view to possible disclosure, please furnish to us technical support for this statement.

We supplementally advise the Staff that Repsol YPF’s Kinteroni discovery made in 2008 was considered by North American independent oil and gas information and data supplier IHS Inc. (IHS) as one of the top ten discoveries of the world in that year.  This statement was included in certain of IHS’s reports (including, “Repsol-YPF submits EIA for 3D seismic program on Kinteroni and additonal exploratory drilling Block 57, Ucayali Basin”, GEPS Reports, May 11, 2010; “Repsol spuds first Kintorini appraisal on Block 57 Ucayali Basin”, GEPS Reports, August 25, 2010).

Venezuela, page 33

25.          We note your statement, “In September 2009, Repsol YPF made a very significant gas discovery with the Perla 1X drill in the marine block Cardon IV. This is one of the most important discoveries in Venezuela and the largest gas discovery in the history of Repsol YPF. As of December 31, 2009, the field had an estimated gas volume of 8 trillions of cubic feet (TCF) and an estimated condensate volume of approximately 100 mmbbl, located in an estimated area of 33 km2 with a thickness of 240 meters....The preliminary evaluation of the positive results obtained by the Perla 2X well as of April 2010, indicate that resources available in the field could be 30% higher than estimated as of December 31, 2009.” With a view to possible disclosure, please furnish to us technical support for the statement that this is “the largest gas discovery in the history of Repsol YPF.”

We supplementally advise the Staff that the Perla 1X drill represents the largest gas discovery in the history of Repsol YPF based on internal estimates of the resources available in the field.

We further confirm to the Staff that we will not include estimates of oil or gas resources other than reserves in future filings.

26.           Note that Instruction to Item 1202 of Regulation S-K states “Estimates of oil or gas resources other than reserves, and any estimated values of such resources, shall not be disclosed in any document publicly filed with the Commission...”. Since the 8 TCF of gas and 100 million barrels of condensate are not reserves figures, they should not be disclosed. Please revise to remove those figures.

We acknowledge the Staff’s comment and will not include estimates of oil or gas resources other than reserves in future filings.

Supplementary Information on Oil and Gas Exploration and Production Activities (Unaudited Information), page F-189

Standardized measure of discounted future net cash flows and changes therein relating to proved oil and gas reserves, page F-197

28.          We note the line item “Future production and abandonment costs” in your presentation of the Standardized Measure for the three prior years. Subparagraph 932-235-50-31(b) of ASC 932 (formerly FAS 69) states that significant estimated development expenditures shall be presented separately from estimated production costs. Since abandonment costs are correctly included with development costs, please amend your document to present line items that consist only of production costs and only of development costs in compliance with ASC 932.

Repsol YPF supplementally advises the Staff that the total amount of abandonment costs included within the line item “Future production and abandonment costs” was €1,749 million at December 31, 2009.  Repsol YPF confirms that it will include abandonment costs within the line item “Future developments costs” in future filings.

Exhibit 99.5

31.          We note the statement, “The conclusions of our third party studies, completed on February 16, 2009, are discussed herein.” Affirm to us the date on which these studies, effective December 31, 2009, were concluded.

We acknowledge the Staff’s comment and supplementally advise the Staff that the third party studies were completed on February 16, 2010.

33.          We note that the report discloses the estimated reserves as “located in the Caribbean and South America”. Please procure a report that presents at least the specific countries in which these reserves are located.

Repsol YPF supplementally advises the Staff that the vast majority of the reserves reviewed by the third party engineer (21.1 p.p. of the 26.3 p.p. of Repsol YPF’s total reserves reviewed by such engineer) relate to Trinidad and Tobago.  Repsol YPF confirms that it will provide such information in any report included with future filings, to the extent required by Subpart 1200 of Regulation S-K.